Exhibit 5.(b)

[Bruder, Gentile & Marcoux letterhead]

                                 August 25, 1996


Mr. John A. Rasmussen, Jr.
Group Vice President
  And General Counsel
MidAmerican Energy Company
2900 Ruan Center
666 Grand Avenue
P.O. Box 657
Des Moines, Iowa 50303

Dear Mr. Rasmussen:

     I have reviewed the application to the Federal Energy Regulatory Commission ("Commission") for authorization to merge IES Utilities, Inc., Interstate Power Co., Wisconsin Power & Light Co., South Beloit Water, Gas & Electric Co., Heartland Energy Services and Industrial Energy Applications. If further have reviewed the competing application of MidAmerican Energy Company and MidAmerican Energy Holdings Company ("MidAmerican") to merge with IES Utilities to be filed on August 26, 1996. You have requested an opinion on whether the Commission (1) is likely to act first on the merits of the IES Utilities application as the earlier-filed application of (2) is likely to act simultaneously on the merits of the two applications.

     The IES Utilities application was filed on March 1, 1996, and has been twice supplemented, most recently on July 29, 1996. The Commission has not yet set the IES Utilities application for hearing. The MidAmerican application is to be filed on August 26, 1996, some four week after the last supplement to the IES Utilities application. Because the two applications are competing, mutually exclusive applications, and further because the IES Utilities application is not materially more advanced in its procedural schedule than the MidAmerican application, I conclude that the Commission is likely to consider and decide the two applications simultaneously.

     Further, I find no basis on which to conclude that the Commission is more likely to consider and decide either application earlier than the other application, and I conclude that the two applications likely will be decided in the same time frame if the Commission does not consider and decide the applications simultaneously. In the event that the applications are consolidated for hearing, the Commission's decision on both applications of course would be issued simultaneously.

     The above conclusions are the product of judgment as to the Commission's likely action and, needless to say, do not purpose to express with certainty what that action will be.

     I note that quite a number of years ago, I performed very minor legal consultation services on a hydroelectric matter for a predecessor company of MidAmerican. Also, this firm represents, in other matters, two intervenors in the proceedings on the IES Utilities application. One of these intervenors expresses no position on the application and the other raises issues and requests a hearing. The firm has done no work for either regarding the IES Utilities merger.

                                Very truly yours,

                              /s/ George F. Bruder

                                George F. Bruder

GFB:jm